
August 1, 2013

<u>Via E-mail</u>
Douglas A. Johns
Executive Vice President and General Counsel
Hexion U.S. Finance Corp.
180 East Broad Street
Columbus, OH 43215

> **Re:** **Hexion U.S. Finance Corp.**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed July 19, 2013**
> **File No. 333-189575**

Dear Mr. Johns:

We have reviewed the amendment to the registration statement and have the following comments.

<u>General</u>

1. We note your response to comment one of our letter dated July 11, 2013. However, as indicated in Sections 6.5.23 and 6.5.24 of the EDGAR Filer Manual, EX-101.INS submissions can have any CIK so long as it, and the registrant's name, match one of the CIK/CONFORMED-NAME pairs in that submission. As such, please ensure that future filings on EDGAR are made on behalf of the actual issuer. For further assistance with this matter, please contact Filer Technical Support at (202) 551-8900.

<u>Description of the Notes, page 150</u>

<u>Guarantees, page 166</u>

2. We note your response to comment two of our letter dated July 11, 2013, in which you state that a guarantor ceasing to be a subsidiary as a result of a foreclosure of any pledge or security interest in satisfaction of a parent debt is functionally the same as "selling the stock of a subsidiary within the meaning of the Staff's guidance." It is unclear, however, how foreclosure of a security interest or pledge in favor of First Priority Lien Obligations, is different from the customary release provisions set forth in paragraphs (b) and (c) on page 160, and represent a separate event when the guarantee of a subsidiary guarantor is automatically released. Please advise. We may have additional comments following review of your response.

Exhibit 5.2

3. We note your revised disclosure in response to comment four of our letter dated July 11, 2013. Please have counsel further revise the first sentence of the last paragraph of its legal opinion to remove the word "solely."

Exhibit 23.1

4. Refer to comment three in our letter dated July 11, 2013. Please file updated auditors consent with your next amendment that refers to the registration statement on Form S-4 filed by Hexion U.S. Finance Corp. as the issuer, and not Momentive Specialty Chemicals Inc.

Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director